VIKING ENERGY GROUP, INC.

15915 Katy Freeway, Suite 450

Houston, TX 77094

Tel (281) – 404-4387

December 13, 2021

Mr. John Cannarella

Staff Accountant.

Division of Corporation Finance

Officer of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C 20549

Phone: (202) 551-3337

Re:	Viking Energy Group, Inc.
Form 10-K for the Fiscal Year ended December 31, 2020 File No. 000-29219 Filed March 25, 2021

Dear Mr. Cannarella:

On behalf of Viking Energy Group, Inc., (the “Company” or “Viking”), we have the following supplemental response to the November 5, 2021 letter from the staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) relating to a specific comment the Staff had on the Company’s Form 10-K for the Fiscal Year ended December 31, 2020 filed with the Commission on March 25, 2021.

This supplemental response is in addition to our November 24, 2021 initial response to this comment letter and applies specifically to the Staff’s comments indicated below, directly following a restatement of the comment in bold type.

Form 10-K for the Fiscal Year ended December 31, 2020

Note 6 – Equity, page F-19

Given that the number of common shares issuable pursuant to the conversion provisions of your Series C preferred stock increased from 28,092 at the beginning of your 2020 fiscal year to 1,053,450,000 at the end of the year as a result of your modifications, based on the pre-reverse-stock-split figures, it appears that you would need to account for your changes to the voting and conversion provisions as an extinguishment and redemption consistent with the guidance in FASB ASC 260-10-S99-2.

This would generally involve recognizing the difference between the fair value of the modified instrument and the carrying amount of the preferred stock in the balance sheet as a deemed dividend. FASB ASC 260-10-45-11 provides guidance on the adjustment required in computing net income or loss attributable to common shareholders, which should be presented on the Statements of Operations, and utilized in computing earnings or loss per share. Please submit the revisions that you propose to address the aforementioned guidance or explain to us why you believe it would not apply or yield an appropriate characterization of the value conveyed, if this is your view.

Mr. John Cannarella

December 13, 2021

Page | 2

RESPONSE:

The Company engaged an outside valuation consultant to determine if a change in the fair value of the preferred stock before and after the modifications are substantially different, to determine the appropriate accounting treatment. Pursuant to this analysis, the Company believes we should account for the changes to the voting and conversion provisions as an extinguishment and redemption consistent with the guidance in FASB ASC 260-10-S99-2.

As a result, the Company noted that on August 31, 2020, with the modification in the preferred Stock COD, the change of the conversion ratio from 1:1 to 4,900:1 resulted in an increase in the fair value of the Series C Preferred Stock. The independent valuation firm estimated the fair value of the Viking Series C Preferred stock to be approximately $14.5 million. The recorded value of the Viking Series C Preferred Stock was $28 on that date. On December 24, 2020, the COD was further amended to increase the voting rights of the Series C preferred stock from a minority to a majority and changed the conversion ratio from 4,900:1 to 37,500:1. We had previously engaged an independent appraisal firm to estimate the fair value of the Viking Series C Preferred stock in conjunction with Camber’s December 23, 2020, acquisition of a majority interest in Viking. The fair value at that time was estimated to be approximately $20.0 million, an increase of $5.5 million.

The Company will recognize the difference between the fair value of the modified instrument and the carrying amount of the preferred stock as a deemed dividend pursuant to the guidance provided in FASB ASC 260-10-45-11 in computing net income or loss attributable to common shareholders which shall be presented on the Statements of Operations, and utilized in computing earnings or loss per share.

The Company proposes to amend the Quarterly Reports on Form 10-Q for the Quarters Ended September 30, 2020 and 2021 to recognize the deemed dividend of approximately $14.5 million for the quarter ended September 30, 2020, and to amend the Annual Report on Form 10-K to recognize the deemed dividend of approximately $20.0 million for the year ended December 31, 2020.

Sincerely,

/s/ Frank Barker, Jr.

Frank Barker, Jr.

Chief Financial Officer

cc. James Doris, Chief Executive Officer